May 29, 2008

VIA EDGAR AND FED EX
United States
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3720
Attention: John J. Harrington

Re:	Siena Technologies, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed May 16, 2008
File No. 000-25499

Dear Mr. Harrington:

Please find electronically transmitted herewith changes to the Siena Technologies, Inc.’s (the “Company”) filing in response to your comments dated May 22, 2008. This response letter has been numbered to coincide with your comment letter.

Action to be Taken: Sale of Assets of Subsidiary Kelly Communication Company, Inc.,

Reasons for the Asset Sale, page 10

Comment 1: We note that you will seek to immediately purchase a new operating business following consummation of the asset sale. Please address how you intend to do this and the likelihood of success, given that you will have no operations, minimal assets and significant liabilities. Also, reconcile this statement with your disclosure in your MD&A on page A-13 in Exhibit A which seems to indicate you will seek to raise funds and continue operating in the same industry as Kelley.

Response: We have revised the Information Statement to respond to this comment. Also, we have added language that the Company does not currently intend to operate in the same industry as Kelley once the Asset Sale is consummated. Please see page 10 of the Information Statement.

Financial Statements, Exhibits A through C

Comment 2. Item 1 of Schedule 14C requires you to provide certain information required by Schedule 14A. In connection with a sale of substantially all of your assets, you are required to include in your information statement your own financial statements in accordance with Item 14(c)(1) of Schedule I4A, which directs you to the requirements Part B of Form S-4. You are also required to provide unaudited financial information for the business to be sold, as well as pro forma financial information, for the same periods as you are required to provide your own financial statements. Refer to Question 1.H.6 of the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001 available at http://www.sec.gov/interps/telephone/phonesupp!ement3.htm. Please address the following deficiencies in your filing:

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Please present an audited balance sheet for Siena Technologies, Inc. as of the end of your most recently completely fiscal year and audited statements of income, cash flows and changes in stockholders' equity for Siena Technologies, Inc. for the two most recently completed fiscal years and include an accountant's report related to the audited financial statements as required by Instruction 5 to Item 14 of Schedule 14A;

Response: We have added the Company’s audited consolidated Financial Statements for the fiscal year ended December 31, 2007. Please see Exhibit D.

•
Please explain why the balance sheet for Siena Technologies, Inc. as of December 31, 2007 is not consistent with the information provided in the audited financial statements contained in your Form 10-KSB/A filed April 28, 2008 or revise to eliminate this inconsistency;

Response: The balance sheet for the Company as of December 31, 2007 is included as Exhibit D and agrees to the Company's Form 10-KSB/A filed April 28, 2008. The Company has also provided certain pro forma financial information which presents the Company's assets and liabilities prior to the elimination of of all inter-company accounts and transactions. In this case, it is likely that the Company's pro forma financial information will not agree exactly with the Company's Form 10-KSB/A filed April 28, 2008 due to the fact that intercompany transactions are not accounted for when the Company provides pro forma financial information.

•
Please explain why the statement of operations of Siena Technologies, Inc. for the three month periods ended March 31, 2008 and March 31, 2007 do not include any revenues even though Siena Technologies was an operating company during these time periods;

Response: The Company was an operating company by virtue of its wholly-owned subsidiary; Kelley Communication. On March 17, 2008, the Company's management determined it would sell Kelley Communications Company. In accordance with FASB 144, the Company has presented the financial information for all periods, including the period ended March 31, 2008 and also all prior periods presented as discontinued operations, whereby only the net loss or net income from the discontinued operations are presented within the statement of operations. Further disclosure of the revenues, costs of sales, assets, liabilities and other information is provided in tabular format within a separate footnote to the financial statements. Please refer to Exhibit A attached to the Information Statement.

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Please present unaudited financial information for the business to be sold, as well as pro forma information for Siena Technologies, Inc., for the same periods as you present financial statements for Siena Technologies, Inc.; and

Response: We have added Exhibits E and F to the Information Statement which reflects Kelley Communication’s unaudited financial information for the fiscal years ended December 31, 2007 and 2006, respectively.

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Please explain to us the significant liability of Kelley (and asset of Siena) of $14,125,474 that is included in the unaudited balance sheet for the business to be sold (and balance sheet for Siena Technologies on a pro forma basis) but is not described anywhere else in the filing.

Response: A balance of $14,125,474 is presented as the amount due from Kelley Communication to the Company as of March 31, 2008.  This balance represents the cumulative value of funds transferred between the Company and Kelley Communication from the date of acquisition, September 22, 2005, through March 31, 2008 and is also inclusive of the goodwill recorded on September 22, 2005 of $11,144,216, upon the acquisition of Kelley Communication.  Upon the sale of Kelley Communication, this balance will be written off in full such that the Company will no longer have a receivable from Kelley Communication of $14,125,474 and Kelley Communication will no longer have a payable to the Company of the same amount.

The Company believes that it has responded to all of the Staff’s comments. If you have any questions or anything that I can do to facilitate your review, please let me know. The Company would like to go effective as soon as possible. Your anticipated cooperation is greatly appreciated.

Sincerely, /s/ Anthony DeLise Anthony DeLise

Cc: Peter J. Gennuso, Esq.